September 3, 2025

Kwok Wai BOW
Chairman of the Board and Director
Altech Digital Co., Ltd.
Units 608-61
Level 6, Core C, Cyberport 3
100 Cyberport Road, Pok Fu Lam
Hong Kong

       Re: Altech Digital Co., Ltd.
           Registration Statement on Form F-1
           Filed August 21, 2025
           File No. 333-289757
Dear Kwok Wai BOW:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Notes to Consolidated Financial Statements
1. Organization and Business Description, page F-7

1.     Since Altech Digital Co., Ltd. (   Altech Digital   ) was not formed
until after March 31,
       2025, you are precluded from presenting the financial statements for the year ended
       March 31, 2025 on a consolidated basis. Consolidated financial statements can be presented in a subsequent amendment which includes a reporting period after Altech
       Digital is formed. We refer you to the discussion in Topic VI of the May 2025 CAQ
       International Practices Task Force Highlights.
 September 3, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Herman Lee, Esq.